

June 29, 2021

Mark Pelletier
Chief Executive Officer
Gardiner Healthcare Acquisitions Corp.
3107 Warrington Road
Shaker Heights, OH 44120

> **Re: Gardiner Healthcare Acquisitions Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 4, 2021**
> **CIK 0001858912**

Dear Mr. Pelletier:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted June 4, 2021

Cover Page

1. Please revise to limit your cover page to one page in accordance with Item 501(b) of Regulation S-K.

Management, page 91

2. Please revise to briefly clarify and describe the business experience during the past five years of each executive officer and director. Please refer to Item 401(e)(1) of Regulation S-K.

You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at 202-551-7844 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing